November 1, 2010

William H. Thompson
Accounting Branch Chief
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:          Maine & Maritimes Corporation
Item 4.01 Form 8-K
Filed October 28, 2010
File Number 333-103749

Dear Mr. Thompson,

We are in receipt of your letter addressed to Maine & Maritimes Corporation (the “Company”) dated October 29, 2010.  We are providing the following information in response to the comment in your letter.

Item 4.01 Form 8-K Filed October 28, 2010

1. Please tell us whether you have engaged McGladrey, or any other audit firm, as your new independent accountant.  If so, please disclose that you have engaged them and the date on which you engaged them.  Please also disclose whether the decision to engage the new accountants was recommended or approved by your audit or similar committee or Board of Directors if there is no such committee.  Refer to paragraph (a)(1)(iii) and (a)(2) of Item 304 of Regulation S-K.

RESPONSE: We have not engaged McGladrey, or any other audit firm, as our new independent accountant.  As we reported in our latest Form 10-Q, also filed on October 28, 2010, we have entered into an agreement and plan of merger with BHE Holdings Inc. and we believe this transaction will close before year end, at which time we will terminate our registration under the Securities & Exchange Act of 1934.

In connection with this response to your comments, we hereby acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comment or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully,

MAINE & MARITIMES CORPORATION

/s/ Michael I. Williams

Michael I. Williams
Chief Financial Officer